SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer



Earnings Report
Fourth Quarter 2020



Conference call connection information

4Q20 Earnings Calls Thursday, March 18, 2021

Live Webcast Access at www.voegol.com.br/ir

In English	In Portuguese
11:00 a.m. (US EDT) 12:00 p.m. (Brasília time)	12:30 p.m. (US EDT) 01:30 p.m. (Brasília time)
Phone: +1 (412) 317-6382	Phone: +55 (11) 3181-8565
Code: GOL	Code: GOL
Replay: +1 (412) 317-0088	Replay: +55 (11) 3193-1012
Code: 10151330	Code: 2000720#

GOL Maintains Leadership Position and Resumes CASK Reduction with the Return of the 737 MAX to Operations

The Company preserved liquidity and had net cash generation of R$3 million/day in the 4Q20;
Strong discipline in capacity management and leadership in domestic market for the 5th consecutive year;
First airline worldwide to resume operations with 737 MAX after the aircraft recertification.

March 18, 2021 - São Paulo - GOL Linhas Aéreas Inteligentes S.A. ("GOL" or "Company") (NYSE: GOL and B3: GOLL4), Brazil's largest domestic airline, today announced its consolidated results for the fourth quarter of 2020 (4Q20) and the full year 2020, also outlining its continued initiatives in response to the Covid-19 pandemic.

All information is presented in Brazilian reais (R$), according to both International Financial Reporting Standards (IFRS) and adjusted metrics, and are made available to enable comparability of this quarter of the drop in demand, with the same period last year. Such adjusted metrics exclude expenses related to the portion of the non-operating fleet that GOL grounded this quarter and are detailed in the table showing "operating expenses". Comparisons are made to the fourth quarter of 2019 (4Q19), unless otherwise specified.

"As the most challenging year in the history of commercial aviation comes to a close, we continue to be focused on managing the impacts of the Covid-19 pandemic in Brazil with determination, clarity and confidence," said Paulo Kakinoff, CEO. "The GOL business model is the main differential for us in overcoming the challenges this crisis has posed to airlines. Our single-type fleet operating model, low-cost structure with more variable components and dominant position in Brazil's high-density traffic hubs enable us to rapidly expand and contract routes to meet fluctuations in demand, while maintaining discipline on capacity and profitability. We believe that the current market conditions, while difficult, are temporary, and that demand will continue to recover as the vaccine roll-out progresses in Brazil. We reiterate our confidence that GOL will emerge stronger and even more resilient as markets normalize."

In December, the Company was the first airline worldwide to fly the Boeing 737-MAX aircraft after it was grounded for 20 months, following effective approval of the regulatory agencies – FAA and ANAC – through a rigorous and complete recertification process that ensured the highest levels of reliability and operational safety. This state-of-the-art aircraft is a core pillar of GOL's strategy for further strengthening its sustainability as a business, through the continuous improvement of environmental, social and governance metrics. The 737 MAX aircraft promotes a 16% reduction in carbon emissions and consumes 15% less fuel than 737 NG, while also enabling the Company to manage its network more effectively and fly longer distances. According to MSCI, in its ESG Rating Scorecard, GOL is rated as one of the most sustainable and carbon efficient airlines in the world, reaching carbon emission rates up to 20% below its industry peers.

"GOL recognizes the importance and need for environmental, social and governance policies to ensure the perpetuity of the business, creating value for the entire community," said Celso Ferrer, Vice president of Operations. "We have set out a Sustainability Policy to guide the establishment environmental, social and governance programs and strategies in line with the Sustainability Accounting Standards Board ("SASB") standard for the airline industry."

Summary of 4Q20 Results

- Revenue Passenger-Kilometers (RPK) decreased 42% compared to the same period in 2019, totaling 6.2 billion. RPK almost doubled compared to 3Q20;
- Available Seat Kilometers (ASK) reduced 42% compared to 4Q19, while it increased 93% over 3Q20;
- GOL transported 5.2 million Customers in the quarter, a 46% year-on-year decline. In relation to the 3Q20, it was registered a 100% increase;
- Net revenues totaled R$1.9 billion, decreasing 50% from 4Q19, while expanding 94% over 3Q20. Monthly revenues went from R$574 million in October to R$784 million in December, a growth of 37% within 4Q20. Other revenues (mainly cargo and loyalty) amounted to R$172 million, equivalent to 9.1% of total revenues. In 2020, net revenue reached R$6.4 billion, lower than the R$13.9 billion registered in 2019;
- Net Revenue per Available Seat Kilometer (RASK) was 24.57 cents (R$), 14.4% lower than in 4Q19, and 0.6% higher than in 3Q20. Net Passenger Revenue per Available Seat Kilometer (PRASK) was 22.34 cents (R$), a 17% reduction over 4Q19 and an increase of 1.5% in comparison to 3Q20;
- Adjusted EBITDA totaled R$558.5 million and adjusted EBIT was R$346.8 million, reflecting the rational and responsible management of supply based on demand. In 2020, adjusted EBITDA and adjusted EBIT were R$2.5 billion and R$1.6 billion, respectively; and

- The net loss after minority interest was R$862 million, excluding exchange and monetary variations, non-recurring net expenses, gains related to Exchangeable Notes and capped calls unrealized results. In 2020, net loss after minority interest was R$2.3 billion, while in 2019 GOL achieved net income of R$0.7 billion.

Operating and Financial Performance

Operating indicators: The following metrics demonstrate efficient capacity and pricing management, with the Company's permanent focus on sustaining revenue levels, even with the reduction in the volume of corporate passengers:

(i) Average yield per passenger of 27.55 cents (R$), a reduction of 17% compared to 4Q19, mainly due to the reconfiguration of the Company's network, concentrating and distributing operations in its hubs and, consequently, increasing stage length;

(ii) Average load factor of 81.1%, a reduction of 0.4 p.p. in relation to 4Q19, mainly as a consequence of the most prudent supply management in the industry, adding capacity based on demand indicators and with the help of its data analytics tools; and

(iii) Aircraft utilization of 8.9 block hours/day, an increase of 32.8% compared to 3Q20, consistent with the increase in demand during 4Q20; and

(iv) On-time departures of 92.5%, an increase of 6.3 p.p. compared to 4Q19, according to Infraero and data provided by the main airports.

Costs: The Cost per Available Seat Kilometer (CASK) was 26.44 cents (R$), a nominal increase of 25% compared to the same period last year but 4% decrease when excluding the exchange rate variation during the same period. In the quarter, the costs strictly related to the flights operated (adjusted CASK), corresponded to 20.06 cents (R$). This represents a 4.9% nominal decline and 27.4% when excluding the exchange rate variation compared to 4Q19 and demonstrates the Company's continued focus on readjusting its unit cost structure to even more efficient baseline when compared to pre-pandemic levels with the main fixed payroll and lease costs converted into variable costs.

Margins: Adjusted EBIT totaled R$346.8 million, corresponding to a margin of 18.3%, which shows the restoration of the operating margins necessary to support operational growth. Adjusted EBITDA reached R$558.5 million, reflecting GOL's successful sustainability efforts in balancing supply and demand. In 2020, we achieved EBIT and adjusted EBITDA margins of 24.4% and 38.7%, respectively.

Leasing: In January/21, the Company has concluded renegotiations with its aircraft lessor partners, enabling it to obtain favorable contractual adjustments with current and future leases, converting a portion of the monthly payments from fixed to variable power-by-the-hour. GOL's aircraft lease contracts are adjusted to the expected recovery of demand through 2021 and also will provide an effective reduction in the Company's unit operating costs. These contracts have lower prices for the medium and long term, avoiding cost increases with onerous deferral-only agreements, maintaining GOL as the company with the lowest aircraft debt when compared to its local peers, with the lowest dollar commitment per aircraft. Total estimated cash flow savings over the next twelve months from these contractual adjustments with GOL's aircraft leasing partners is expected to exceed R$1.2 billion.

Liquidity: In December, the Company recorded cash generation for the second consecutive month thanks to its working capital management and ended the year with R$2.6 billion in liquidity. At the same time, as a result of the work of the past few years and the cooperation between GOL and its supplying partners, the Company preserved a stable balance sheet, maintaining the lowest current liabilities balance in the industry GOL's current liabilities at year end 2020 were comparable to the end of 2019, and reflect the recomposing cash outflows in an environment with the significantly reduced level of inflows.

- In 4Q20, the Company issued secured 2026 Senior Notes in the amount of US$200 million and interests of 8% p.a. Those procedures were used to support working capital during the resumption of 2021 and significantly reduce on its short-term debt, as well as to extend its debt profile. The net debt (excluding the Exchangeable Notes and perpetual bonds) to LTM adjusted EBITDA ratio was 5.3x on Dec. 31, 2020, representing the lowest leverage among its peers.
- GOL received a credit rating upgrade by Fitch on October 9, which raised the Company's issuer and issue credit ratings from "CCC-" to "CCC+", and by Moody's on December 17, which raised the credit ratings from "Caa1" to "B3". These upgrades represent a step towards achieving management's objective of returning GOL's global credit ratings to the levels achieved at the beginning of 2020.

Management's Comments on the Results

On January 15, 2021, GOL celebrated its 20th anniversary, with over 500 million Customers transported over the course of its history. During these two decades of continuous innovation, GOL has transformed the history of commercial aviation in Brazil and democratized high-quality air travel, a journey that has made it the leader in Brazilian domestic market for the fifth consecutive year, with a market share of 38%. GOL has operated over

4.2 million flights to destinations in Brazil, Latin America, the Caribbean and the United States, while its fleet expanded from 13 aircraft in January/2001 to 128 today.

"This story is written every day by our Team of Eagles, comprised of thousands of people who dedicate themselves to GOL. Once again, we would like to thank our Employees for their continued loyalty, dedication and proactiveness, which are fundamental to GOL's success. Even more so throughout this pandemic, when the hard work of our Team of Eagles provided an essential service to Brazilians, transported health professionals and is now helping to distribute the vaccine. We are proud that this is the result of developing an intelligent airline committed to efficiency. The democratization of air transportation will always be our trademark and it drives us to continue to broaden our horizons," added Kakinoff.

Customer experience and personal Safety: GOL's Net Promoter Score (NPS) was 34 in the quarter and 38 in FY20, a solid metric of the winning combination of the Company's best-in-market product and highly engaged Customer service team. GOL won the Top of Mind award for the fifth consecutive year as most remembered airline in the country.

"The reputation of GOL among our Customers attests to our ability to adapt in the face of a global crisis that has fully reshaped the aviation sector. Without a doubt, this award has made the entire Team of Eagles proud," commented Kakinoff. "We believe that maintaining consumer trust will be important both during and after the pandemic as Customers will choose to fly with airlines that have a strong track record of Service and Safety."

Sustainability as a strategic driver: Through its Sustainability Policy, the Company has established a strategy for strengthening its environmental, social and governance practices. In 2020, GOL was the only Brazilian company to be included in a select list of 13 global airlines that received Stage 1 certification of the IATA Environmental Assessment, IEnvA, which is validation that the Company has developed a consistent environmental policy and is fulfilling its responsibilities.

During the pandemic, GOL is also supporting important health and social initiatives, including the free transport of Health Professionals flying for work, free transportation of medicine and making its network available to government entities for the roll-out of vaccines. In 2020, the Company partnered with Hospital Albert Einstein, an authority on private and public healthcare in Brazil and Latin America, to develop an advisory project for assessing, restructuring and certifying its already strict hygiene measures against the spread of coronavirus in aircraft and airports. GOL is the first and only company in Brazil to obtain the Einstein Covid-19 Quality and Safety Standards seal. Please see page 16 for more information about the Company's environmental, social and governance policies and initiatives.

Sales: In the fourth quarter, consolidated gross sales reached approximately R$2.5 billion, 44% more than in 3Q20. GOL's average daily sales exceeded R$27 million, which represents around 80% of pre-pandemic sales levels. With additional flights in December, passenger revenue increased 91% over 3Q20. In November, the Company's Black Friday campaign resulted in the sale of over half a million tickets.

Kakinoff commented: "We saw a substantial spike in sales during the fourth quarter as passengers returned to the skies. We know the recovery won't be linear, but this indicates how rapidly demand could return as the vaccine roll-out progresses in Brazil. We are prepared to meet that demand with our flexible, low-cost operating model."

The Ministry of Health of Brazil expects to have 575.9 million doses of vaccines against Covid-19 by the end of this year, according to a document presented at a federal hearing in the Senate on 3/4/21. Of these, 414.9 million have already been contracted, while 161 million are under negotiation. The forecast includes the Oxford-AstraZeneca, CoronaVac, Covaxin, Sputnik V, Johnson&Johnson Janssen, Pfizer-BioNTech and Moderna vaccines. The estimate also includes 9 million doses received by the Covax consortium. Some of these vaccines have not yet obtained registration or approval for emergency use by Anvisa (Brazil's Health Regulatory Agency). The Ministry of Health foresees that all Brazilians can be vaccinated by the end of 2021.

Capacity: The Company maintains solid position in the main Brazilian commercial airports due to its established network and with main hubs at GRU, GIG, BSB and FOR. In addition, in July/20, GOL established a new hub in Salvador, through which the Company can explore new regional markets together with its strategic partners.

Celso complemented: "Capacity adjustment based on demand has always been a competitive advantage of the Company's fleet management, enabling us to maintain significant flexibility to response to major traffic trends. We do not face the same concerns as our competitors with fleet complexity or exposure to large aircraft exclusively for the international market. During the pandemic, we continued to lead the industry in capacity management, maintaining high load factors consistent with the pre-pandemic period."

Adjustments of network and fleet: Compared to 3Q20, daily flights doubled to 403 in 4Q20, serving 177 markets and representing 54% of the daily flights in 4Q19. 166 of those markets are operated by the Company and 11 are operated by strategic partners. GOL reopened six bases in Brazil this quarter: Carajás (CKS), Fernando de Noronha (FEN), Cruzeiro do Sul (CZS), Jericoacoara (JJD), Caldas Novas (CLV) and Cabo Frio (CFB). As a result, during the fourth quarter GOL once again operated all the domestic network bases that were operating before the pandemic and remains attentive to rulings issued by governments of other countries and demand behavior in order to operate its international network. The Company concluded its 2020 fleet plan adjustments and

ended December with a total fleet of 127 B737s, including 7 MAX and 95 aircraft in operation, an increase of 24 aircraft compared to the end of September/20.

Liquidity strength and commitment with financial obligations: In 2020, GOL's Management fully honored its commitments to the global capital markets, including the amortization of its 2022 Senior Notes (US$78 million in 1Q20), and Term Loan B, its main short-term debt, in the amount US$300 million in 3Q20. During 4Q20, the Company amortized approximately R$1 billion in financial debt, significantly reducing its short-term portion, which is primarily concentrated with local banks who GOL maintains credit exposure and a good commercial relationship with. Including the financeable amounts of deposits and unencumbered assets, the Company's potential liquidity sources total over R$5 billion. The average maturity of the GOL's long-term debt, excluding aircraft leases and perpetual notes, is approximately three years.

"Even during this very challenging year, we kept our liability management discipline and addressed all the relevant financial obligations provided for in our cash flow. We ended 2020 by significantly reducing our short-term debt balance and have strengthened our solid partnership with the main providers of working capital. The new secured debt program also shows that the Company's decision to wait for the best moment and cost in accessing capital was correct and aligned with the aim to retain maximum value to our shareholders, increasing financial flexibility and reinforcing its capital structure," said Richard Lark, CFO. "Our financial management since the beginning of this pandemic reflects GOL's commitment to having a sound capital structure and our focus on minimizing costs and strengthening the balance sheet as we manage through to a greater recovery."

Proposal to Combine GLA and Smiles: In December, GOL and GLA (GOL Linhas Aéreas) submitted to Smiles' Board of Directors a new proposal to combine the Company's two operating subsidiaries, GLA, the largest domestic airline in Brazil, and Smiles, the loyalty and mileage program. With greater visibility on what is required to more efficiently manage its businesses, GOL believes the proposed transaction is an important milestone to maximize future value for both the Company and Smiles' shareholders by increasing the GOL Group's market competitiveness. As the Company manages through a challenging operating environment in Brazil, GOL believes the current situation makes the successful conclusion of this transaction even more critical for both companies and will reduce the risks both companies are facing during the pandemic. The proposed corporate merger has been submitted to the Company and Smiles' shareholders for approval at the shareholders meeting to be held on March 24th.

Kakinoff commented: "We believe that this reorganization will ensure the continued necessary competitiveness of the airline and the loyalty program, simplify governance, strengthen the combined capital structure, and decrease operating, administrative and financial costs, which also reduces tax inefficiencies – thereby maximizing value for all shareholders of the GOL Group."

Confidence in the Resumption of Travel

The Company's main initiatives for resumption of travel and recovery in the air transportation market are:

Employee and Customer Health and Safety: On Dec. 16, 2020, GOL was the first airline to receive the Einstein Certification recognizing the strict Health and Safety protocols followed by the Company. With the support of Hospital Albert Einstein, which is an authority in private and public healthcare in Brazil and Latin America and has played a leading role in the fight against Covid-19 in the country, GOL has mapped, assessed and adjusted its already strict sanitization protocols.

"Through our values and track record of Service and Safety, our Customers have confidence in flying with the Company. We are working on every front, including ticket sales, customer service, boarding, the in-flight experience and disembarkation services with high sanitization standards, to ensure that our passengers are safe and comfortable with the entire flight experience. We believe Customers will want to fly with the airline they trust the most on Service and Safety, both during and after the pandemic," said Eduardo Bernardes, Vice president of Sales and Marketing.

Transport of vaccines throughout the country: Brazil's National Immunization Program began on January 18, 2021, after Anvisa approved the Oxford-AstraZeneca and CoronaVac vaccines for emergency use. To help speed up such Program, which is of paramount importance to confront this pandemic, GOL is making space on its fleet available free of charge to the Brazilian authorities for the transportation of Covid-19 vaccines. Progressive immunization is a positive sign for economic rebound and increased demand for the Company's flights, also reactivating demand in the corporate segment.

Increased efficiency with the 737 MAX return to the fleet: GOL was the first airline in the world to resume flights with MAX, after the conclusion of the aircraft recertification process. The reintroduction of this equipment to the domestic network on long stage length routes was completely accepted by Customers. The Company has an order for the future delivery of 95 MAX aircraft and expects to accelerate the transition of the current 737 NG model, to enhance the opportunities for cost reduction and efficiency gains. In January, GOL received its 8th 737 MAX aircraft and estimates to end 2021 with nine additional deliveries, which will intensify its fuel cost savings.

Currently, all eight 737 MAX aircraft are operating long-haul domestic routes while we expect a slower recovery in the international market. GOL expects to end the year with approximately 15% of its NG fleet replaced by MAX, which will accelerate the resumption of CASK to levels comparable to the pre-pandemic period.

Recent Developments and Considerations for 1Q21

Cargo: GOLLOG launched Super Expresso in January/21, a service that enables same-day parcel delivery, using intelligently the capillarity and national reach of the Company's network. In February/21, GOLLOG entered into a partnership with the Comporte group, formed by the companies Tex, União, Itamarati, Cruz and Elux, to increase multimodal delivery services and strengthen the concept of last mile, combining the efficiency of road transportation with the capillarity of the Company's network.

Cooling on travel demand: In February/21, there was a 15% decrease in the search for the Company's airline tickets, compared to January/21, with a 28% reduction in the level of sales during this month as the "second wave" of Covid-19 cases in Brazil accelerated, Customers awaiting vaccination grew and the beginning of low season continued to dampen demand for travel.

Kakinoff comments: "After months experiencing one of the fastest domestic traffic recoveries relative to other key markets during the pandemic, we are seeing a contraction in travel demand due to rising number of Covid-19 cases in Brazil, combined with extended international travel restrictions. We expect a non-linear recovery, and GOL will continue prepared to react swiftly in adapting its flexible network to address demand fluctuations in the coming months."

Capacity: In response to the significant reduction in sales, increase in cancellations and no-shows, GOL's network was reduced by 4% between the first and fourth weeks of February to adjust its costs to the level of inflows. In March/21, the Company will implement an even greater reduction and operate approximately 250 flights/day, placing its operations at approximately 40% of March/20. This reduction in GOL's domestic flight schedule reflects the reduced demand for travel in Brazil, as a consequence of this next phase of Covid-19, Customers awaiting vaccination and the beginning of low season.

Matching capacity to demand has been a key advantage of the Company's fleet management by earlier adopting this movement while observing a slower reaction from its peers. GOL's current capacity planning scenario assumes a reduction of 7% between 4Q20 and 1Q21. After reducing its fleet by 13 B737-800 aircraft leased in 2020, the Company plans to return another four aircraft in 1Q21.

Enhancing GOL's Cost Advantage: In February/21, GOL operated approximately 355 flights/day, placing its operations at approximately 48% of February/20. This reduction in the Company's domestic flight schedule reflects the reduced demand for travel in Brazil, as a consequence of the second wave of Covid-19 and the beginning of low season. During this current month, GOL adapted its fleet and is operating 59 aircraft in its network to control capacity and costs during this period of lower demand. For 1Q21, GOL expects to maintain personnel costs at their reduced position, at around 40% of pre-pandemic levels. Having converted a significant portion of fixed payroll and fleet costs into variable costs, the Company is well-positioned to expand its unit cost leadership.

Working for cash flow equilibrium: Based on conservative assumptions and to provide the necessary matching of assets and liabilities in this lower demand environment, GOL has been implementing measures to minimize net cash consumption and to maintain equilibrium in its operating cash flow. Due to the earlier transition from the high to low season due to suspensions of Carnival holiday, the Company is estimating net cash consumption to be R$3 million/day in the 1Q21 – a cautious outlook based on the recent increase of Covid-19 cases in Brazil.

The Company works daily with its stakeholders to manage through the "second wave" of Covid-19 in Brazil and is conservatively managing its operations and liquidity until the Country's rate of infection begins to decline and the percentage of the immunized population increases. GOL has undertaken a number of necessary initiatives to minimize fixed costs as it reduces its operations to meet the current demand for air travel. These measures include, among others, the temporary postponement of payments to important partners of the Company.

Liquidity: GOL expects around R$1.9 billion in liquidity and R$14.3 billion in adjusted net debt at quarter end 1Q21. Several important initiatives are relevant to ensure that the Company maintains liquidity at the levels expected for the end of 1Q21. Richard Lark concluded: "The continued support from our stakeholders is critical to ensuring GOL maintains the required months of cash-on-hand to see the Company through this crisis."

The Company is providing perspectives for 1Q21 on page 15 of this report.

Operating and Financial Indicators

Traffic Data - GOL (in Millions)	4Q20	4Q19	% Var.	2020	2019	% Var.
RPK GOL - Total	**6,242**	**10,807**	**-42.2%**	**20,127**	**41,862**	**-51.9%**
RPK GOL -Domestic	6,242	9,630	-35.2%	18,837	36,391	-48.2%
RPK GOL - International	-	1,176	NM	1,290	5,472	-76.4%
ASK GOL - Total	**7,698**	**13,257**	**-41.9%**	**25,142**	**51,065**	**-50.8%**
ASK GOL - Domestic	7,698	11,667	-34.0%	23,358	43,897	-46.8%
ASK GOL - International	-	1,590	NM	1,784	7,168	-75.1%
GOL Load Factor - Total	**81.1%**	**81.5%**	**-0.4 p.p.**	**80.1%**	**82.0%**	**-1.9 p.p.**
GOL Load Factor - Domestic	81.1%	82.5%	-1.4 p.p.	80.6%	82.9%	-2.3 p.p.
GOL Load Factor - International	0.0%	74.0%	NM	72.3%	76.3%	-4.0 p.p.
Operating Data	**4Q20**	**4Q19**	**% Var.**	**2020**	**2019**	**% Var.**
Revenue Passengers - Pax on Board ('000)	5,199	9,660	-46.2%	16,776	36,445	-54.0%
Aircraft Utilization (Block Hours/Day)	8.9	12.2	-27.0%	9.6	12.3	-22.0%
Departures	37,088	68,228	-45.6%	124,528	259,377	-52.0%
Total Seats ('000)	6,525	12,142	-46.3%	21,540	45,574	-52.7%
Average Stage Length (km)	1,167	1,089	7.2%	1,152	1,114	3.4%
Fuel Consumption (mm liters)	216	382	-43.5%	722	1,475	-51.1%
Full-time Employees (at Period End)	13,899	16,113	-13.7%	13,899	16,113	-13.7%
Average Operating Fleet[5]	91	117	-22.2%	71	113	-37.2%
On-time Departures	92.5%	86.2%	6.3 p.p.	93.7%	89.0%	4.7 p.p.
Flight Completion	99.2%	99.2%	0.0 p.p.	97.8%	98.1%	-0.3 p.p.
Passenger Complaints (per 1,000 pax)	0.56	0.88	-36.4%	0.92	1.12	-17.9%
Lost Baggage (per 1,000 pax)	2.07	2.08	-0.5%	2.10	2.09	0.5%
Financial Data	**4Q20**	**4Q19**	**% Var.**	**2020**	**2019**	**% Var.**
Net YIELD (R$ cents)	27.55	33.17	-16.9%	28.74	31.24	-8.0%
Net PRASK (R$ cents)	22.34	27.04	-17.4%	23.00	25.61	-10.2%
Net RASK (R$ cents)	24.57	28.69	-14.4%	25.34	27.15	-6.7%
CASK (R$ cents)[4]	26.44	21.10	25.3%	25.42	21.97	15.7%
CASK Ex-Fuel (R$ cents)[4]	19.00	13.49	40.8%	17.36	14.05	23.6%
Adjusted CASK[6]	20.06	21.10	-4.9%	19.51	21.97	-11.2%
Adjusted CASK[6] Ex-Fuel (R$ cents)[4]	13.72	13.49	1.7%	12.33	14.05	-12.2%
Breakeven Load Factor[4]	87.2%	60.0%	27.2 p.p.	80.3%	66.3%	14.0 p.p.
Average Exchange Rate[1]	5.3921	4.1158	31.0%	5.1578	3.9461	30.7%
End of Period Exchange Rate[1]	5.1967	4.0307	28.9%	5.1967	4.0307	28.9%
WTI (Average per Barrel. US$)[2]	41.44	56.87	-27.1%	39.13	57.04	-31.4%
Price per Liter Fuel (R$)[3]	2.32	2.71	-14.4%	2.55	2.79	-8.6%
Gulf Coast Jet Fuel (Average per Liter, US$)[2]	0.28	0.49	-42.9%	0.28	0.50	-44.0%

(1) Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses and Idle expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding. (6) Considers only expenses related to current operating levels (4Q20).

Domestic market

GOL's domestic demand was 6,242 million RPK, a decrease by 35.2%, while ASK supply reduced 34.0% in comparison to 4Q19, and the load factor reached 81.1% in the quarter. The Company transported 5.2 million Clients during the quarter, a decrease of 43.3% compared with the same quarter in 2019. For the 5th consecutive year, GOL remains the leader in transporting passengers in Brazil.

International market

In 4Q20, the Company carried out non-regular charter flights for soccer teams and Brazilian National Team in championships, related to its sponsorship of national teams. As most country borders were closed, GOL did not offer regular international flights.

Volume of Departures and Total Seats

The total volume of the Company's departures was 37,088, a decrease of 45.6% over 4Q19. The total number of seats available to the market was 6.5 million in the fourth quarter of 2020, a decrease of 46.3% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK decreased by 17.4% in the quarter when compared to 4Q19, reaching 22.34 cents (R$), due to the decline of the levels of net passenger revenue and the ASK reduction of 41.9% in the quarter. GOL's net RASK was 24.57 cents (R$) in 4Q20, a decrease of 14.4% over 4Q19. Net yield decreased 16.9% over 4Q19, reaching 27.55 cents (R$).

Income Statement

Income Statement in IFRS (R$ MM)	4Q20	4Q19	% Var.	2020	2019	% Var.
Net Operating Revenues	**1,891.3**	**3,803.3**	-50.3%	**6,371.8**	**13,864.7**	-54.0%
Passenger	1,719.7	3,584.6	-52.0%	5,783.3	13,077.7	-55.8%
Cargo and Other	171.7	218.8	-21.5%	588.5	787.0	-25.2%
Operating Costs and Expenses	**(2,210.1)**	**(3,108.7)**	-28.9%	**(7,323.2)**	**(11,732.0)**	-37.6%
Salaries, Wages and Benefits	(490.3)	(647.2)	-24.2%	(1,604.4)	(2,361.3)	-32.1%
Salaries, Wages and Benefits - Operations	(307.0)	(455.2)	-32.6%	(1,018.4)	(1,671.6)	-39.1%
Salaries, Wages and Benefits - Other	(183.3)	(192.0)	-4.5%	(586.0)	(689.7)	-15.0%
Aircraft Fuel	(572.5)	(1,009.3)	-43.3%	(2,025.7)	(4,047.3)	-49.9%
Taxes on Aircraft Fuel	(59.0)	(102.5)	-42.4%	(196.6)	(523.3)	-62.4%
Aircraft Fuel (Ex-Taxes)	(513.5)	(906.8)	-43.4%	(1,829.1)	(3,524.0)	-48.1%
Landing Fees	(119.4)	(155.0)	-23.0%	(411.1)	(759.8)	-45.9%
Passenger Costs	(125.3)	(136.4)	-8.1%	(390.0)	(578.7)	-32.6%
Services Provided	(206.9)	(183.3)	12.9%	(723.2)	(707.4)	2.2%
Sales and Marketing	(102.7)	(174.8)	-41.2%	(324.2)	(670.4)	-51.6%
Maintenance Materials and Repairs	(55.0)	(157.0)	-65.0%	(335.9)	(569.2)	-41.0%
Depreciation and Amortization	(276.9)	(458.5)	-39.6%	(1,105.1)	(1,728.0)	-36.0%
Other	(261.1)	(187.0)	39.6%	(403.6)	(309.9)	30.2%
Idle Expenses - Depreciation	(149.8)	-	NM	(765.5)	-	NM
Idle Expenses - Salaries	(0.4)	-	NM	(161.2)	-	NM
Other Income (Expenses)	(110.9)	(187.0)	-40.7%	523.1	(309.9)	NM
Equity Income	(0.4)	(0.0)	NM	(0.4)	0.1	NM
Operating Result (EBIT)	**(319.2)**	**694.7**	**NM**	**(951.8)**	**2,132.7**	**NM**
Operating Margin	*-16.9%*	*18.3%*	*NM*	*-14.9%*	*15.4%*	*NM*
Financial Results	**401.7**	**(134.1)**	**NM**	**(4,865.4)**	**(1,743.8)**	**179.0%**
Interest on Loans	(498.0)	(335.4)	48.5%	(1,655.1)	(1,266.8)	30.7%
Gains (Losses) From Financial Investments	6.8	22.1	-69.2%	117.6	113.9	3.2%
Exchange and Monetary Variations[1]	455.6	372.4	22.3%	(3,028.2)	(180.2)	NM
Derivatives Results, Net	(7.0)	43.5	NM	(368.4)	(2.1)	NM
Exchangeable and Capped Calls Results	598.2	(87.5)	NM	300.3	(169.0)	NM
Other Revenues (Expenses), Net	(153.9)	(149.2)	3.2%	(231.6)	(239.5)	-3.3%
Income (Loss) Before Income Taxes	**82.5**	**560.5**	**-85.3%**	**(5,817.2)**	**388.9**	**NM**
Pre-tax Margin	*4.4%*	*14.7%*	*-10.3 p.p.*	*-91.3%*	*2.8%*	*NM*
Income Tax	**(23.1)**	**(124.5)**	**-81.4%**	**(78.0)**	**(209.6)**	**-62.8%**
Current Income Tax	(17.6)	(53.4)	-67.0%	(95.5)	(178.6)	-46.5%
Deferred Income Tax	(5.5)	(71.0)	-92.3%	17.6	(31.0)	NM
Net Income (Loss) before Minority Interest	**59.4**	**436.1**	**-86.4%**	**(5,895.2)**	**179.3**	**NM**
Minority Interest	42.5	84.4	-49.6%	92.9	296.6	-68.7%
Net Income (Loss) after Minority Interest	**16.8**	**351.7**	**-95.2%**	**(5,988.1)**	**(117.3)**	**NM**
Net Margin	*0.9%*	*9.2%*	*-8.3 p.p.*	*-94.0%*	*-0.8%*	*-93.2 p.p.*
Earnings Per Share (EPS) in R$	0.05	0.99	-94.9%	(16.83)	(0.33)	NM
Weighted Average Shares Outstanding MM[5]	355.8	355.7	0.0%	355.8	355.7	0.0%
Earnings Per ADS Equivalent in US$	0.02	0.48	-95.8%	(6.53)	(0.17)	NM
Weighted Average ADSs Outstanding MM[6]	177.9	177.8	0.1%	177.9	177.8	0.1%
Earnings Per Diluted Share (EPS) in R$[7]	-	0.97	NM	-	1.90	NM
Weighted Average Diluted Shares Outstanding MM[6]	393.4	391.0	0.6%	393.4	391.0	0.6%
Earnings Per Diluted ADS Equivalent in US$[7]	-	0.47	NM	-	0.96	NM
Weighted Average Diluted ADSs Outstanding MM[6]	196.7	195.5	0.6%	196.7	195.5	0.6%
Recurring (R$ MM)	**4Q20**	**4Q19**	**% Var.**	**2020**	**2019**	**% Var.**
Net Income (Loss) Before Minority	**59.4**	**436.1**	**-86.4%**	**(5,895.2)**	**179.3**	**NM**
(-) Financial Results	(401.7)	134.1	NM	4,865.4	1,743.8	179.0%
(-) Income Tax	23.1	124.5	-81.4%	78.0	209.6	-62.8%
(-) Depreciation and Amortization	276.9	458.5	-39.6%	1,105.1	1,728.0	-36.0%
(-) (Expenses) Revenues, Non-Recurring, Net	175.1	311.5	-43.8%	933.1	512.3	82.1%
EBITDA[3]	**132.8**	**1,464.7**	**-90.9%**	**1,086.3**	**4,373.0**	**-75.2%**
EBITDA Margin[3]	*7.0%*	*38.5%*	*-31.5 p.p.*	*17.0%*	*31.5%*	*-14.5 p.p.*
Adjusted EBITDA[8]	**558.5**	**1,464.7**	**-61.9%**	**2,469.0**	**4,373.0**	**-43.5%**
Adjusted EBITDA Margin[8]	*29.5%*	*38.5%*	*-9.0 p.p.*	*38.7%*	*31.5%*	*7.2 p.p.*
EBIT[3]	**(144.1)**	**1,006.2**	**NM**	**(18.8)**	**2,645.0**	**NM**
EBIT Margin[3]	*-7.6%*	*26.5%*	*NM*	*-0.3%*	*19.1%*	*NM*
Adjusted EBIT[8]	**346.8**	**1,006.2**	**-65.5%**	**1,554.2**	**2,645.0**	**-41.2%**
Adjusted EBIT Margin[8]	*18.3%*	*26.5%*	*-8.2 p.p.*	*24.4%*	*19.1%*	*5.3 p.p.*
Pre-tax Income[2][3][4]	**(796.2)**	**587.2**	**NM**	**(2,156.3)**	**1,250.4**	**NM**
Pre-tax Margin[2][3][4]	*-42.1%*	*15.4%*	*NM*	*-33.8%*	*9.0%*	*NM*
Net Income (Loss) After Minority[2][3][4]	**(861.9)**	**378.3**	**NM**	**(2,327.2)**	**744.2**	**NM**
Net Margin After Minority[2][3][4]	-45.6%	9.9%	NM	-36.5%	5.4%	NM
Earnings Per Diluted Share (EPS) in R$[2][3][4][6][7]	0,00	0.97	**NM**	-	1.90	**NM**
Earnings Per Diluted ADS Equivalent in US$[2][3][4][6][7]	-	0.47	**NM**	-	0.96	**NM**

(1) The difference with the amount disclosed in the statements of operations in the financial information for the period ended December 31, 2020 is the Exchangeable and Capped Calls results. (2) Excluding unrealized ESN / Capped Calls mark-to-market gains and losses and exchange rate gains and losses on debt. (3) Excluding non-recurring net expenses (revenues) and related to fleet idleness. (4) Excluding exchange and monetary variations, net. (5) Excluding effects of stock options and warrants related to the Exchangeable. (6) Including effects of stock options and warrants related to the Exchangeable. (7) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS). (8) Considers expenses strictly related to current operating levels (4Q20).

Net revenue

Net revenue within the quarter, at monthly levels, increased by 37%. Quarterly net revenue totaled R$1.9 billion, representing a decrease of 50.3% when compared to 4Q19, mainly due to the reduction in demand following the adoption of the social distancing by Customers and the closing of borders as a way of containing the worldwide contamination by Covid-19. Despite the significant decrease in the number of flights operated, cargo transportation revenues had a lower level of decrease, corresponding to 12.1%, mainly due to the launch in the quarter of CHEGOL, a new fast and efficient delivery service. Loyalty program revenues decreased 16.6% compared to 4Q19. In 2020, GOL achieved net revenue of R$6.4 billion, a 54.0% reduction compared to 2019.

Operating expenses

Adjusted CASK was 20.06 cents (R$), a nominal decrease of 4.9% and 27.4% decrease excluding the exchange rate variation when compared to recurring CASK in 4Q19, thanks to consistent initiatives and efforts to reduce costs and expenses in the quarter and implement of the newest and important CASK reduction and control Program. Given the conditions of current operations, it has not been possible to establish levels of aircraft utilization at pre-crisis levels. The reduction in aircraft utilization compared to 4Q19 was 27.0%.

The breakdown of costs and the Company's operating expenses is shown below, where the adjusted metrics exclude expenses related to 28% of the operating fleet that GOL grounded this quarter:

Operating Costs and Expenses (R$ MM)	4Q20	4Q20 Adjusted	4Q19	% Var. Adjusted	2020	2020 Adjusted	2019	% Var. Adjusted
Salaries, Wages and Benefits	**(490.3)**	**(349.5)**	**(647.2)**	**-46.0%**	**(1,604.4)**	**(1,172.8)**	**(2,361.3)**	**-50.3%**
Salaries, Wages and Benefits - Operations	(307.0)	(218.8)	(455.2)	-51.9%	(1,018.4)	(744.5)	(1,671.6)	-55.5%
Salaries, Wages and Benefits - Other	(183.3)	(130.7)	(192.0)	-31.9%	(586.0)	(428.4)	(689.7)	-37.9%
Aircraft Fuel	**(572.5)**	**(488.1)**		**-51.6%**	**(2,025.7)**	**(1,805.7)**	**(4,047.3)**	**-55.4%**
Taxes on Aircraft Fuel	(59.0)	(59.0)	(102.5)	-42.4%	(196.6)	(196.6)	(523.3)	-62.4%
Aircraft Fuel (Ex-Taxes)	(513.5)	(429.1)	(906.8)	-52.7%	(1,829.1)	(1,609.1)	(3,524.0)	-54.3%
Landing Fees	(119.4)	(119.0)	(155.0)	-23.2%	(411.1)	(410.2)	(759.8)	-46.0%
Passenger Costs	(125.3)	(105.6)	(136.4)	-22.6%	(390.0)	(357.7)	(578.7)	-38.2%
Services Provided	(206.9)	(86.1)	(183.3)	-53.0%	(723.2)	(325.1)	(707.4)	-54.0%
Sales and Marketing	(102.7)	(24.0)	(174.8)	-86.3%	(324.2)	(153.7)	(670.4)	-77.1%
Maintenance Materials and Repairs	(55.0)	(36.6)	(157.0)	-76.7%	(335.9)	(195.6)	(569.2)	-65.6%
Depreciation and Amortization	(276.9)	(211.6)	(458.5)	-53.8%	(1,105.1)	(914.8)	(1,728.0)	-47.1%
Other	(261.1)	(123.9)	(187.0)	-33.7%	(403.6)	430.9	(309.9)	NM
Idle Expenses - Depreciation	(149.8)	-	-	NM	(765.5)	-	-	NM
Idle Expenses - Salaries	(0.4)	-	-	NM	(161.2)	-	-	NM
Other Income (Expenses)	(110.9)	(123.9)	(187.0)	-33.7%	523.1	430.9	(309.9)	NM
Total Operating Expenses	**(2,210.1)**	**(1,544.5)**	**(3,108.7)**	**-50.3%**	**(7,323.2)**	**(4,904.8)**	**(11,732.0)**	**-58.2%**
Operating Expenses Ex-Fuel	**(1,637.6)**	**(1,056.4)**	**(2,099.3)**	**-49.7%**	**(5,297.5)**	**(3,099.1)**	**(7,684.7)**	**-59.7%**
Non-Recurring Expenses	**(175.1)**	-	**(311.5)**	**NM**	**(933.1)**	-	**(512.3)**	**NM**
Operating Costs and Expenses per ASK (R$ cents)	**4Q20**	**4Q20 Adjusted**	**4Q19**	**% Var. Adjusted**	**2020**	**2020 Adjusted**	**2019**	**% Var. Adjusted**
Salaries, Wages and Benefits	**(6.37)**	**(4.54)**	**(4.88)**	**-7.0%**	**(6.38)**	**(4.66)**	**(4.62)**	**0.9%**
Salaries, Wages and Benefits - Operations	(3.99)	(2.84)	(3.43)	-17.2%	(4.05)	(2.96)	(3.27)	-9.5%
Salaries, Wages and Benefits - Other	(2.38)	(1.70)	(1.45)	17.2%	(2.33)	(1.70)	(1.35)	25.9%
Aircraft Fuel	**(7.44)**	**(6.34)**	**(7.61)**	**-16.7%**	**(8.06)**	**(7.18)**	**(7.93)**	**-9.5%**
Taxes on Aircraft Fuel	(0.77)	(0.77)	(0.77)	0.0%	(0.78)	(0.78)	(1.02)	-23.5%
Aircraft Fuel (Ex-Taxes)	(6.67)	(5.57)	(6.84)	-18.6%	(7.27)	(6.40)	(6.90)	-7.2%
Landing Fees	(1.55)	(1.55)	(1.17)	32.5%	(1.63)	(1.63)	(1.49)	9.4%
Passenger Costs	(1.63)	(1.37)	(1.03)	33.0%	(1.55)	(1.42)	(1.13)	25.7%
Services Provided	(2.69)	(1.12)	(1.38)	-18.8%	(2.88)	(1.29)	(1.39)	-7.2%
Sales and Marketing	(1.33)	(0.31)	(1.32)	-76.5%	(1.29)	(0.61)	(1.31)	-53.4%
Maintenance Materials and Repairs	(0.71)	(0.47)	(1.18)	-60.2%	(1.34)	(0.78)	(1.11)	-29.7%
Depreciation and Amortization	(3.60)	(2.75)	(3.46)	-20.5%	(4.40)	(3.64)	(3.38)	7.7%
Other	(3.39)	(1.61)	(1.41)	14.2%	(1.61)	1.71	(0.61)	NM
Idle Expenses - Depreciation	(1.95)	-	-	NM	(3.04)	-	-	NM
Idle Expenses - Salaries	(0.01)	-	-	NM	(0.64)	-	-	NM
Other Income (Expenses)	(1.44)	(1.61)	(1.41)	14.2%	2.08	1.71	(0.61)	NM
CASK	**(28.71)**	**(20.06)**	**(23.45)**	**-14.5%**	**(29.13)**	**(19.51)**	**(22.97)**	**-15.1%**
CASK(1)	**(26.44)**	-	**(21.10)**	**NM**	**(25.42)**	-	**(21.97)**	**NM**
CASK Ex-Fuel(1)	**(19.00)**	-	**(13.49)**	**NM**	**(17.36)**	-	**(14.05)**	**NM**
Adjusted CASK(2)	-	**(20.06)**	**(21.10)**	**-4.9%**	-	**(19.51)**	**(21.97)**	**-11.2%**
Adjusted CASK Ex-Fuel(2)	-	**(13.72)**	**(13.49)**	**1.7%**	-	**(12.33)**	**(14.05)**	**-12.2%**

(1) Excluding non-recurring results, net, and expenses related to fleet idleness. (2) Considers expenses strictly related to current operating levels (4Q20).

Salaries, wages and benefits per ASK: decrease of 7.0%, mainly due to the Company's adherence to Law 14,020/20, which made it possible to reduce wages in the same proportion to the workday, as well as the temporary suspension of Employees' contracts and a 13.7% reduction in the total number of Employees.

Aircraft fuel per ASK: decrease of 16.7% in relation to 4Q19, mainly due to the 14.4% decrease in QAV price per liter, partially offset by the reduction in ASKs.

Landing fees per ASK: increase of 32.5%, mainly due to the decrease of ASKs, along with the average readjustment in landing, navigation and stay fees in the domestic market.

Passengers costs by ASK: increased 33.0%, mainly due to the reduction in ASKs and to the increase in expenses with reimbursement of tickets, accommodation and daily expenses due to weather conditions, partially offset by lower expenses with ramp services due to the reduction of 45.6% in the volume of departures and lower direct expenses with passengers transported in relation to 4Q19.

Services provided by ASK: decreased by 18.8% compared to 4Q19, mainly due to the rescheduling of expenses in 4Q20, partially offset by the lower production of ASKs and 31.0% depreciation of the real against the U.S. dollar.

Sales and marketing per ASK: decrease of 76.5% along with the Company's costs reductions initiatives, maintaining only services considered essential for the operation, together with lower sales commission expenses in the period, partially offset by the decrease in ASKs amounts.

Maintenance materials and repairs per ASK: decrease of 60.2% compared to 4Q19, mainly due to higher capitalizations for repairs, components and rotables (including engines) in 4Q19, partially offset by the reduction in ASKs, the devaluation of the real against the dollar by 31.0% and maintenance expenses related to the return of 3 aircraft in 4Q20.

Depreciation and amortization per ASK: depreciation and amortization expenses decreased 20.5% over 4Q19, mainly due to the increase in the average term of lease agreements and reduction of ten aircraft in the fleet, which went from 137 in 4Q19 to 127 in 4Q20.

Other income (expenses), net per ASK: expenses increased to 1.61 cent (R$) in 4Q20, compared to 1.41 cent (R$) in 4Q19 mainly due to the reduction in ASKs during the period and the record of idle expenses of aircraft equipment in this line.

Operating results

Adjusted EBIT for the quarter was R$346.8 million. Operating margin was 18.3%. On an available seat-kilometer basis, adjusted EBIT was 4.51 cents (R$). In 2020, adjusted EBIT reached R$1,554.2 million, with a margin of 24.4%, an increase of 5.3 p.p.

Adjusted EBITDA totaled R$558.5 million in the period. Adjusted EBITDA per available seat-kilometer was 7.25 cents (R$). In 2020, adjusted EBITDA reached R$2,469.0 million, with a margin of 38.7%, an increase of 7.2 p.p.

EBIT and EBITDA reconciliation (R$ MM)*	4Q20	4Q19	% Var.	2020	2019	% Var.
Net Income (Loss) before NCI[1]	**234.5**	**747.6**	**-68.6%**	**(4,962.2)**	**691.6**	**NM**
(-) Income Taxes	23.1	124.5	-81.4%	78.0	209.6	-62.8%
(-) Financial Result	(401.7)	134.1	NM	4,865.4	1,743.8	179.0%
EBIT[1]	**(144.1)**	**1,006.2**	**NM**	**(18.8)**	**2,645.0**	**NM**
EBIT Margin[1]	*-7.6%*	*26.5%*	*NM*	*-0.3%*	*19.1%*	*NM*
(-) Depreciation and Amortization	276.9	458.5	-39.6%	1,105.1	1,728.0	-36.0%
EBITDA[1]	**132.8**	**1,464.7**	**-90.9%**	**1,086.3**	**4,373.0**	**-75.2%**
EBITDA Margin[1]	*7.0%*	*38.5%*	*-31.5 p.p.*	*17.0%*	*31.5%*	*-14.5 p.p.*
Adjusted EBIT[2]	**346.8**	**1,006.2**	**-65.5%**	**1,554.2**	**2,645.0**	**-41.2%**
Adjusted EBIT Margin[2]	*18.3%*	*26.5%*	*-8.2 p.p.*	*24.4%*	*19.1%*	*5.3 p.p.*
Adjusted EBITDA[2]	**558.5**	**1,464.7**	**-61.9%**	**2,469.0**	**4,373.0**	**-43.5%**
Adjusted EBITDA Margin[2]	*29.5%*	*38.5%*	*-9.0 p.p.*	*38.7%*	*31.5%*	*7.2 p.p.*
EBITDA Calculation (R$ cents/ASK)	**4Q20**	**4Q19**	**% Var.**	**2020**	**2019**	**% Var.**
Net Revenues	**24.57**	**28.69**	**-14.3%**	**25.34**	**27.15**	**-7.0%**
Operating Expenses[1]	(26.44)	(21.10)	25.1%	(25.42)	(21.97)	15.5%
EBIT[1]	**(1.87)**	**7.59**	**NM**	**(0.07)**	**5.18**	**NM**
Depreciation and Amortization	(3.60)	(3.46)	2.9%	(4.40)	(3.38)	29.4%
EBITDA[1]	**1.73**	**11.05**	**-84.5%**	**4.32**	**8.56**	**-50.0%**
Adjusted EBIT[2]	**4.51**	**7.59**	**-40.8%**	**6.18**	**5.18**	**19.2%**
Adjusted EBITDA[2]	**7.25**	**11.05**	**-33.6%**	**9.82**	**8.56**	**14.0%**

*(1) Excluding non-recurring expenses and related to fleet idleness. * In accordance with CVM Instruction n.527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) (+) income tax and social contribution (+) net financial result; and EBITDA = net income (loss) (+) income tax and social contributions (+) net financial result (+) depreciation and amortization. Some report values may differ from the financial statements due to rounding. (2) Considers expenses strictly related to current operating levels (3Q20).*

Financial Results

The net financial result was R$401.7 million, an increase of R$535.8 million compared to 4Q19, mainly due to gains with ESN and capped call, that varied R$685.7 million in relation to 4Q19, by the positive exchange variation in the period, which was R$455.6 million, partially offset by expenses with interest on loans and financing that increased R$162.6 million, the decrease in gains with financial investments of R$15.3 million in the quarterly comparison and by net expenses with derivatives which were R$50.5 million higher compared to 4Q19.

Interest on loans: increased 48.5%, from R$335.4 million to R$498.0 million mainly due to an average total debt of approximately R$3.1 billion higher than the same period last year, increase on IFRS16 discount rate applied over lease agreements and the BRL exchange rate devaluation of 31.0%, partially offset by a reduction in the average interest rate from 6.0% to 5.3%.

Gains from financial investments: totaled R$6.8 million, decrease of R$15.3 million compared to 4Q19, mainly due to lower investments and the reduction in basic interest rates to the lowest historical level, that impacted CDI rate.

Net exchange and monetary variation: totaled gains of R$455.6 million, an increase of R$83.2 million in 4Q20 compared to 4Q19, essentially due to the effects of the 7.9% devaluation of the dollar against the Real in the current quarter, from R$5.64/USD on September 30, 2020 to R$5.20/USD on December 31, 2020 and partially offset by the de-recognition of foreign currency hedge accounting recorded for operating revenues in dollars.

Net result of derivatives: registered R$7.0 million losses in 4Q20, in comparison to R$43.5 million gains in 4Q19, mainly due to oil fuel price hedge operations.

ESN and capped calls results: registered gains of R$598.2 million, comprised of R$887.9 million of unrealized losses from mark-to-market of the convertible portion, R$308.7 million of gains with interest, R$982.7 million of gains with exchange rate variation and R$47.0 million of gains realized on markup exchange market and capped calls.

Other net financial expenses: totaled R$153.9 million expenses in 4Q20, in comparison to R$149.2 million of expenses in 4Q19.

Hedge results

The Company uses hedge accounting for some of its derivative instruments, however, due to the temporary interruption of all international flights, the Company derecognized hedge accounting operations. In 4Q20, GOL registered net losses of R$92.7 million from hedge operations, of which R$85.7 million were losses recorded in operating income and R$7.0 million were losses recorded in financial income. The Company has all the required amounts for initial margins and mark-to-market (m-t-m) on its derivative operations deposited with its counterparties under the restricted cash caption and has not converted any amount into debt. Upon settlement of these operations based on their maturity date, such amounts deposited as an initial margin are released and converted from restricted cash into available cash.

Fuel: fuel hedge operations made through derivative contracts resulted in a loss in operating results of R$84.4 million and a loss in financial results of R$6.4 million.

Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in losses of R$1.9 million in the financial results in 4Q20.

Exchange rate: the Company recognized a loss from derivatives exchange rate hedge of R$0.1 million in 4Q20.

Income taxes

Income taxes in the quarter represented an expense of R$23.1 million, compared to an income tax expense of R$124.5 million in 4Q19. The subsidiary GLA has net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution, their use is limited to 30% of the annual taxable income, without limitation period, in the amount of R$8.4 billion, and such amount is not recorded in the Company's balance sheet.

Loyalty Program (Smiles Fidelidade S.A.)

Revenue in 4Q20 was reduced in 16.6% to R$211.2 million. The operating result in 4Q20 decreased R$136.7 million to R$90.1 million, mainly due to the reduction in the volume of miles exchanged by participants in the Loyalty Program and due to the Covid-19 pandemic restrictions. Operating margin was 42.7% and net income in 4Q20 was R$89.8 million, a decrease of R$89.7 million compared to 4Q19.

Financial Information (R$ MM)	4Q20	4Q19	% Var.	2020	2019	% Var.
Net Revenues	211.2	253.3	-16.6%	572.9	1,051.1	-45.5%
Operating Income	**90.1**	**226.8**	**-60.3%**	**210.3**	**765.8**	**-72.5%**
Operating Margin	*42.7%*	*89.6%*	*-46.9 p.p*	*36.7%*	*72.9%*	*-36.2 p.p*
Net Income	**89.8**	**179.5**	**-50.0%**	**196.0**	**626.7**	**-68.7%**
Net Margin	*42.5%*	*70.9%*	*-28.4 p.p*	*34.2%*	*59.6%*	*-25.4 p.p*

Net Income and Earnings per Share

In 4Q20, the Company reported net loss after minority interest of R$861.9 million (excluding gains of exchange and monetary variations of R$455.6 million, non-recurring net losses of R$175.1 million and gains of R$598.2 million related to Exchangeable Notes and capped calls unrealized results), compared to net income of R$378.3 million (excluding non-recurring losses of R$311.5 million, exchange and monetary variations gains of R$372.4 million and losses of R$87.5 million related to Exchangeable Notes and capped calls unrealized results) during 4Q19, a decrease of R$1.2 billion. In 2020, the net loss after minority interest was R$ 2,327.2 million (excluding the negative monetary and exchange variation of R$3,028.2 million, non-recurring results of R$933.1 million and the gain of R$300.3 million related to the unrealized results of Exchangeable Notes and capped calls), compared to net income of R$744.2 million during 2019.

Net Result (R$ MM)	4Q20	4Q19	% Var.	2020	2019	% Var.
Net Income (Loss) for the Period	**16.8**	**351.7**	**-95.2%**	**(5,988.1)**	**(117.3)**	**NM**
(-) ESN And Capped Calls Unrealized Results	(598.2)	87.5	NM	(300.3)	169.0	NM
(-) Exchange Variations, Net[1]	(455.6)	(372.4)	22.3%	3,028.2	180.2	NM
(-) Non-Recurring Expenses and Revenues, net	175.1	311.5	-43.8%	933.1	512.3	82.1%
Net Income (Loss)[4]	**(861.9)**	**378.3**	**NM**	**(2,327.2)**	**744.2**	**NM**
EPS And EPADS	4Q20	4Q19	% Var.	2020	2019	% Var.
Weighted Average Shares Outstanding[2]	355.8	355.7	0.0%	355.8	355.7	0.0%
Weighted Average Shares ADS Outstanding[3]	177.9	177.8	0.1%	177.9	177.8	0.1%
Earnings (Loss) Per Share in R$	**0.05**	**0.99**	**-94.9%**	**(16.83)**	**(0.33)**	**NM**
Earnings (Loss) Per ADS in US$	**0.02**	**0.48**	**-95.8%**	**(6.53)**	**(0.17)**	**NM**
Earnings (Loss) Per Share in R$[4]	**(2.42)**	**1.06**	**NM**	**(6.54)**	**2.09**	**NM**
Earnings (Loss) Per ADS in US$[4]	**(0.90)**	**0.52**	**NM**	**(2.54)**	**1.06**	**NM**

Earnings Per Diluted Share and Diluted ADS	4Q20	4Q19	% Var.	2020	2019	% Var.
Weighted Average Shares Outstanding[2]	393.4	391.0	0.6%	393.4	391.0	0.6%
Weighted Average Shares ADS Outstanding[3]	196.7	195.5	0.6%	196.7	195.5	0.6%
Earnings (Loss) Per Diluted Share in R$[5]	-	**0.97**	**NM**	-	**1.90**	**NM**
Earnings (Loss) Per Diluted ADS in US$[5]	-	**0.47**	**NM**	-	**0.96**	**NM**

(1) The difference between the amount presented and the amount disclosed in the financial information for the period ended in September 30, 2020 is allocated to the ESN and capped calls results. (2) Considers the ratio of 35 common shares per preferred share. Total number of diluted shares considered in calculation was 393.4 million in 3Q20, including the dilution from ESNs conversion into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes results of (i) exchange variation, net; (ii) Exchangeable and capped calls; and (iii) non-recurring expenses. (5) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS).

Cash Flow

As of December 31, 2020, total liquidity (cash and cash equivalents, cash investments, restricted cash, accounts receivable and securities and receivables) totaled R$2.6 billion, R$334 million higher compared to September 30, 2020 and R$1.7 billion lower than December 31, 2019.

Operating activities generated R$656.6 million in 4Q20, compared to an operating cash flow of R$962.3 million in 4Q19 mainly due to working capital strengthening actions, settlements of oil derivatives operations that contributed to the release of restricted cash and the resumption of demand observed in 4Q20, reflecting sales and operating cash.

Investment activities consumed R$78.9 million net in the quarter, essentially due to engine maintenance events in the period.

Cash used by financing activities in 4Q20 was R$243.6 million, which comprised the amortization of short-term debts as well as lease payments, offset by the issuance of Secured Senior Notes due in 2026.

Consolidated Cash Flow Summary (R$ MM)	4Q20	4Q19	% Var.	3Q20	% Var.
Net Income (Loss) For The Period	**59.4**	**436.1**	**-86.4%**	**(1,695.9)**	**NM**
Adjustment of Non-Cash Items	48.9	987.5	-95.0%	1,412.3	-96.5%
Net Income After Adjusting Non-Cash Items	**108.3**	**1,423.6**	**-92.4%**	**(283.6)**	**NM**
Net Cash Provided to (Used In) Operating Activities	656.6	962.3	-31.8%	(35.5)	NM
Net Cash Used In Investment Activities	(78.9)	(325.0)	-75.7%	(107.2)	-26.4%
Net Cash Flow	**577.8**	**637.3**	**-9.3%**	**(142.4)**	**NM**
Net Cash Used in Financing Activities	(243.6)	(398.9)	-38.9%	(920.5)	-73.5%
Net Increase (Decrease) in Cash, Equivalents and A/R[1]	**334.1**	**238.4**	**40.1%**	**(1,063.1)**	**NM**
Total Liquidity at The Beginning of Period	**2,242.3**	**4,034.6**	**-44.4%**	**3,305.5**	**-32.2%**
Accounts Receivable Beginning of Period	**790.9**	**1,178.0**	**-32.9%**	**536.1**	**47.5%**
Accounts Receivable End of Period	**739.7**	**1,229.5**	**-39.8%**	**790.9**	**-6.5%**
Total Liquidity at The End of Period	**2,576.5**	**4,273.0**	**-39.7%**	**2,242.3**	**14.9%**

*(1) Includes cash, cash equivalents, short-term investments, restricted cash, accounts receivable and securities and receivables. *For better comparability purposes, the accounting reclassification of "Aircraft Sales Receipt" was not considered, as it was already incorporated in the 1Q20 release.*

Liquidity and Indebtedness

As of Dec. 31, 2020, the Company achieved total liquidity of R$2.6 billion, an increase of R$334 million compared to September 30, 2020, and R$1.7 billion lower compared to Dec. 31, 2019.

The Company registered total loans and financings as of Dec. 31, 2020, of R$17.5 billion (including leases), a decrease of 4.0% versus 3Q20, mainly due to the 7.9% devaluation of the US Dollar in the quarter and amortization of R$1,334.5 million, comprised by R$987.0 million of principal payments and R$73.2 million of interest payments on loans and financing, and R$274.3 million of principal payments related to lease obligations.

In December/20, GOL Finance, a subsidiary of the Company, priced a private placement of senior debt guaranteed abroad in the amount of U$200 million with interest remuneration of 8% and maturity in June/26.

Net debt (excluding perpetual notes and Exchangeable Notes) to operating EBITDA LTM ratio was 5.3x as of Dec. 31, 2020, 1.3x higher when compared to Sept. 30, 2020, in a quarter where the U.S. Dollar depreciated against the Real by 7.9%. Including the perpetual notes and Exchangeable Notes, the ratio of net debt to LTM EBITDA was 6.4x at Dec. 30, 2020. The average maturity of the Company's long-term debt in 4Q20, excluding aircraft leases and financings and perpetual notes is 3.1 years. GOL's average interest rate on local-currency debt increased to 5.5%, and its average interest rate on U.S. Dollar-dominated debt, excluding aircraft leases and financings and perpetual notes, decreased to 5.3%.

Liquidity (R$ MM)	4Q20	4Q19	% Var.	3Q20	% Var.
Cash, Cash Equivalents and Restricted Cash	1,836.8	3,043.5	-39.6%	1,451.4	26.6%
Short-Term Accounts Receivable & Securities and Receivables	739.7	1,229.5	-39.8%	790.9	-6.5%
Total Liquidity	**2,576.5**	**4,273.0**	**-39.7%**	**2,242.3**	**14.9%**
Total Liquidity as % of LTM Net Revenues	*40.4%*	*30.8%*	*9.6 p.p.*	*27.1%*	*13.3 p.p.*
Indebtedness (R$ MM)	**4Q20**	**4Q19**	**% Var.**	**3Q20**	**% Var.**
Loans and Financings	741.0	1,229.6	-39.7%	1,642.6	-54.9%
Aircraft Financing	1,513.9	1,322.4	14.5%	1,757.9	-13.9%
Aircraft Rent	7,567.9	6,052.8	25.0%	7,983.4	-5.2%
Debt Issuance	4,981.6	3,528.2	41.2%	4,212.9	18.2%
Exchangeable Notes	1,934.8	1,783.0	8.5%	1,905.2	1.6%
Perpetual Notes	805.7	546.8	47.3%	765.1	5.3%
Total Loans and Financings	**17,544.9**	**14,462.6**	**21.3%**	**18,267.1**	**-4.0%**
Short-term debt	**3,654.0**	**3,947.8**	**-7.4%**	**5,338.1**	**-31.5%**
Short-term Debt in US$	565.9	559.1	1.2%	808.1	-30.0%
Short-term Debt in BRL	713.1	1,694.1	-57.9%	779.9	-8.6%
Long-term debt	**13,890.9**	**10,514.9**	**32.1%**	**12,929.0**	**7.4%**
Long-term Debt in US$	2,642.0	1,383.8	90.9%	2,263.2	16.7%
Long-term Debt in BRL	161.2	4,937.4	-96.7%	163.2	-1.2%
Debt and Leverage[1] (R$ MM)	**4Q20**	**4Q19**	**% Var.**	**3Q20**	**% Var.**
Gross Debt	14,804.4	12,132.9	22.0%	15,596.8	-5.1%
(-) Total Cash	1,836.8	3,043.5	-39.6%	1,451.4	26.6%
Net Debt	**12,967.6**	**9,089.4**	**42.7%**	**14,145.4**	**-8.3%**
% of debt in Foreign Currency	*96.4%*	*96.0%*	*0.4 p.p.*	*96.5%*	*-0.1 p.p.*
% of debt in Short-Term	*20.8%*	*27.3%*	*-6.5 p.p.*	*29.2%*	*-8.4 p.p.*
% of debt in Long-Term	*79.2%*	*72.7%*	*6.5 p.p.*	*70.8%*	*8.4 p.p.*
LTM EBITDA[2]	2,469.0	3,860.7	-36.0%	3,507.9	-29.6%
Net Debt / LTM EBITDA[2]	**5.3 x**	**2.4 x**	**2.9 x**	**4.0 x**	**1.2 x**
Gross Debt / LTM EBITDA[2]	6.0 x	3.1 x	2.9 x	4.4 x	1.5 x

(1) Excluding Perpetual and Exchangeable Notes. (2) Excluding non-operating expenses and depreciation.

Financial Debt Amortization Schedule (in million[1])[2]


USD Debt
Exchangeable Senior Notes USD
BRL Debt
303
106
1Q21
4
70
2Q21
152
43
3Q21
2
20
4Q21
151
40
1Q22
17
2Q22
57
2S22
105
2023
425
129
2024
1.164
2025+

1- Currency of issuance or contract.
2- Considers Net amortization schedule of working capital refinancing credit lines and in rollover process.

Fleet

At the end of 4Q20, GOL's total fleet was 127 Boeing 737 aircraft, comprised of 120 NGs and seven (7) MAXs (operational). At the end of 4Q19, GOL's total fleet was 137 aircraft, of which seven (7) were MAXs (non-operational). The average age of the Company's fleet was 11.0 years at the end of 4Q20.

GOL does not operate widebody aircraft, and has no aircraft financed via the capital markets, EETCs or finance leases. Its operating fleet is 100% composed of narrowbody aircraft financed via operating leases.

Total Fleet at the End of Period	4Q20	4Q19	% Var.	3Q20	% Var.
B737s	**127**	**137**	**-10**	**129**	**-2**
B737-7 NG	23	24	-1	22	1
B737-8 NG	97	106	-9	100	-3
B737-8 MAX	7	7	0	7	0

As of Dec. 31, 2020, GOL had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8 and 22 orders were for 737 MAX-10. The Company's fleet plan returns up to eleven (11) operational aircraft by the end of 2021, with the flexibility to return even more aircraft if necessary.

Fleet Plan	2021E	2022E	2023E	>2024E	Total
Operating Fleet at the End of the Year	**129**	**132**			
Aircraft Commitments (R$ MM)	-	-	3,353.7	19,915.4	23,269.2

At the end of 4Q20, the Company concluded renegotiations for part of its aircraft and operating engine leasing contracts with no purchase option, which resulted in contractual modifications related to term extensions and new monthly amounts compared to the original terms of the contracts. Leasing remeasurement took into account the new payment flows, the discount rate and the exchange rate on the date of the contractual changes. The calculated effects were recorded as a reduction in the lease liability in the amount of R$15.0 million, with a corresponding reduction in fixed assets of R$7.4 million and a gain of R$22.4 million in the operating result.

Outlook for 1Q21

In 1Q21, the Company estimates an average operating fleet of 74 aircraft, which will represent 67% of the average fleet operated in the same quarter of 2019. Revenue for the quarter ended March 2021 is expected to decrease approximately 10% compared to the quarter ended December 2020.

GOL expects to end 1Q21 with R$1.9 billion in liquidity and R$14.3 billion in adjusted net debt. Several important initiatives are relevant to ensure that the Company maintains liquidity at expected levels in 1Q21.

With the objective of assisting investors and analysts in understanding how GOL is approaching its short-term planning, the Company is sharing these metrics:

Metrics	4Q20A	1Q21E (Previous)	1Q21E (Revised)
Brazil Quarterly GDP Growth[1] (%)	+2.4%	+3.0%	+1.0%
Domestic Routes Served (average)	~161	~167	~159
% of 2019	94%	85%	81%
Average Operating Fleet	~91	~102	~74
% of 2019	77%	92%	67%
ASK (in million)	~7,698	~9,400	~7,100
% of 2019	58%	76%	55%
Load Factor (%)	~81%	~78%	~82%
Net Operating Revenues (R$ BN)	~1.9	~2.4	~1.7
% of 2019	50%	66%	52%
Capex (R$ MM)	~62	~290	~100
Net Cash Generation (Burn) (R$/day)	~3	~(2)	~(3)
Total Liquidity[2] (R$ BN)	~2.6	~2.5	~1.9
Net Debt[3] (R$ BN)	~13.0	~13.1	~14.3
Net Debt / LTM EBITDA Ratio[3,4] (x)	~5.3x	~8x	~17x

(1) Sequential; Source: Brazilian Central Bank.
(2) Cash and cash equivalents, restricted cash, accounts receivable, securities and receivables.
(3) Excluding perpetual bonds and exchangeable notes.
(4) Pro-forma, excluding non-operating expenses and depreciation.

Environmental, Social and Governance ("ESG") Information

GOL aims to be a world leader in making aviation more sustainable. And by providing ESG data to investors, the Company hopes to encourage the airline industry as a whole to tackle climate change, social inequality and governance issues by becoming more sustainable, inclusive and transparent. GOL reports relevant ESG information to investors in accordance with the Sustainability Accounting Standards Board ("SASB") standard for the airline industry (TR0201).

Environmental: The Company is pioneer in incentivizing the research and development of biofuel technology and was the first Brazilian airline to release its greenhouse gas inventory based on the Greenhouse Gas Protocol - it has been qualified under the Gold Standard since 2011. GOL is a member of national and international entities such as the GHG Protocol Brazilian Program, the Brazilian Biofuel and Biokerosene Union (Ubrabio), the IATA's Environmental Committee, the Group of Users of Sustainable Aviation Fuel (Safug), the Brazilian Platform for Renewable Fuel and Biokerosene (PBB) and the Minas Gerais State Biokerosene Platform (PMB).

The Company also manages greenhouse gas emissions ("GHGs") through fuel efficiency and network management. Over the past decade, the Company has reduced its CO_2 emissions per passenger by 26%. Since 2016, GOL is in the ICO2 Index, and has voluntarily adhered to the Carbon Pricing Leadership Coalition (CPLC), a global initiative to adequately price carbon to mitigate climate change and decarbonize the economy. In 2020, the Company was the only Brazilian company to be included in a select list of 13 global airlines that received Stage 1 certification of the IATA Environmental Assessment, IEnvA, which is validation that GOL has developed a consistent environmental policy and is fulfilling its responsibilities. According to MSCI in its ESG Rating Scorecard, GOL was rated as one of the most sustainable and carbon efficient airlines in the world, reaching carbon emission rates up to 20% below its industry peers.

By the end of 2021, GOL will seek to achieve IEnvA Stage 2. The Company is also member of Below50, which puts together entities that undertake to use renewable fuel that reduce GHG emissions by 50% or more, if compared to equivalent fossil fuel.

To achieve these environmental objectives, GOL is actively looking to adopt new aviation technologies that reduce fuel consumption and GHG emissions. As part of that strategy, the Company operates a standardized fleet and is transitioning to 737 MAX-8s, which consume 15% less fuel and produce 16% fewer carbon emissions than the 737-800 NG aircraft. The 737 MAX returned to operation on December 9, 2020 and will transport Customers with maximum safety and fuel efficiency.

GOL also has an action plan to comply with the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). Measures planned by the Company are in line with the positioning of the Brazilian Ministries of Infrastructure and Foreign Affairs, the Civil Aviation Secretariat (SAC) and the National Civil Aviation Agency (ANAC), which has proposed that Brazilian airlines join CORSIA by 2027 when participation will be mandatory.

Social: The GOL Institute, a non-profit association focused on training low-income young people to work in the aviation industry, celebrated its 16th anniversary in November 2020. Fueling the success of the initiative, in 2014, the Company institutionalized the signature of its social projects through the GOL Institute, which became the protagonist of its social performance. GOL currently supports over 57 organizations, including AACD, Amigos do Bem, the Brazilian Paralympic Committee, Teto, Fundação GOL de Letra and Instituto Fernando Fernandes.

Since the beginning of the pandemic, the Company has been working on health initiatives, including the free transport of Health professionals flying for work, which reinforces its pioneering spirit and concern for the Safety of all Brazilians. In line with this attitude, GOL remains attentive and at the disposal of the country's authorities to transport Covid-19 vaccines free of charge, as they become available. Together with GOLLOG, the Company will continue to use GOL's fleet and extensive network to take the vaccines to all the necessary points. In 2020, the Company also partnered with Hospital Albert Einstein, an authority on private and public healthcare in Brazil and Latin America, to develop an advisory project for assessing, restructuring and certifying its already strict hygiene measures against the spread of coronavirus in aircraft and airports. It is the first and only company in Brazil to obtain the Einstein Covid-19 Quality and Safety Standards seal.

Early on in the pandemic, GOL also signed a collective bargaining agreement with the National Aeronauts Union and the Airline Workers Union to jointly ensure the maintenance of jobs of captains, pilots and crew in addition to the Company's other workers for 12 and 18 months respectively, effective July 1, 2020.

Governance: GOL was one of the first Foreign Private Issuers (FPIs) in South America to conform to the requirements of Sarbanes-Oxley Law (SOX), Section 404 and uses the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to internal controls. The Company also is in accord with Section 302 of the same Act, which defines that director executives shall personally declare their responsibility for disclosure of information. These certifications have improved and reaffirmed GOL's commitments to good corporate governance practices.

Safety is our number 1 value and guides our actions. GOL's Information Technology team acts on the Company's servers in a timely manner, using the most advanced protection tools available, in addition to periodically disseminating alerts and information to make employees aware of the different types of cyber risks and scams

applied on the internet, and how better to act and defend against them. GOL also has a Privacy Policy and Conditions of Use for users' data and is adapting to the new General Data Protection Law to improve the experience of Customers in all digital channels.

GOL is focused on improving diversity, equity and inclusion in its workforce, and as such, the Company reached a 35% participation rate of women in leadership positions during the fourth quarter of 2020.

GOL has also sought to simply its corporate governance through reorganization of its subsidiaries and by seeking the reincorporation of Smiles shares by GLA. The Company believes the proposed transaction is an important milestone to maximize future value for both the GOL and Smiles' shareholders by increasing the Group's market competitiveness.

The Company adopts Level 2 of Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index ("IGC") and the Special Tag Along Stock Index ("ITAG"), which were created for companies committed to apply the differentiated corporate governance practices.

Environmental	2020	2019	2018	2017
Fuel				
Total Fuel Consumed (GJ x 1,000)	25,232	51,492	48,935	45,891
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	28.8	28.9	29.2	29.5
Gross global Scope 1 emissions				
Greenhouse gas (GHG) emissions (tons CO^2)	1,938,497	3,743,873	3,394,307	3,316,590
Greenhouse gas (GHG) emissions/flight hour (tons CO^2)	9.4	8.7	8.3	8.1
Greenhouse gas (GHG) eliminated (tons CO^2)	37,909	92,221	70,606	138,910
Greenhouse gas (GHG) compensated (tons CO^2)	0	0	0	0
Fleet				
Average Age of Fleet	11,0	9.9	9.5	9.2
Social	2020	2019	2018	2017
Labor Relations				
Employee Gender (% Male/Female)	56/44	55/45	55/45	55/45
Age: Under 30 years (%)	26	26	29	26
Between 30 and 50 years (%)	63	62	60	63
Over 50 years (%)	11	12	11	11
Active Workforce Under Collective-Bargaining Agreements (%)	100	100	100	100
Number and Duration Of Strikes And Lockout (# days)	0	-	-	-
Customer & Company behavior				
Customer Satisfaction Index (SMS score)	8.07	8.28	8.39	8.33
On-time Departures (%)	93.75	88.98	91.82	94.61
Flight Completion (%)	97.75	98.10	98.49	98.50
Lost Baggage (per 1,000 pax)	2.10	2.09	2.03	2.06
Safety				
Number of Fatalities	0	-	-	-
Number of Governmental Enforcement Actions and Aviation Safety	0	-	-	-
Governance	2020	2019	2018	2017
Management				
Independent Directors (%)	55	50	44	44
Participation of Woman in Leadership Positions (%)	35	33	38	37
Committees and Policies				
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings				
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100

Consolidated Income Statement

(R$ Thousands)	4Q20	4Q19	% Var.	2020	2019	% Var.
Net Operating Revenues	**1,891,322**	**3,803,343**	-50.3%	**6,371,817**	**13,864,704**	-54.0%
Passenger	1,719,661	3,584,555	-52.0%	5,783,323	13,077,743	-55.8%
Cargo and Other	171,661	218,788	-21.5%	588,494	786,961	-25.2%
Total net Operating Expenses	**(2,210,101)**	**(3,108,664)**	-28.9%	**(7,323,222)**	**(11,732,042)**	-37.6%
Salaries	(490,330)	(647,205)	-24.2%	(1,604,427)	(2,361,268)	-32.1%
Aircraft Fuel	(572,464)	(1,009,317)	-43.3%	(2,025,701)	(4,047,344)	-49.9%
Landing Fees	(119,408)	(155,027)	-23.0%	(411,065)	(759,774)	-45.9%
Passenger Costs	(125,293)	(136,439)	-8.2%	(389,998)	(578,744)	-32.6%
Services Provided	(206,881)	(183,324)	12.8%	(723,244)	(707,392)	2.2%
Sales and Marketing	(102,689)	(174,838)	-41.3%	(324,185)	(670,392)	-51.6%
Maintenance, Materials and Repairs	(54,972)	(156,976)	-65.0%	(335,868)	(569,229)	-41.0%
Depreciation and Amortization	(276,935)	(458,544)	-39.6%	(1,105,096)	(1,727,982)	-36.0%
Other	(261,129)	(186,994)	39,.6%	(403,638)	(309,917)	30.2%
Idle Expenses - Depreciation	(149,789)	-	NM	(765,456)	-	NM
Idle Expenses - Salaries	(399)	-	NM	(161,201)	-	NM
Other Income (Expenses)	(110,941)	(186,994)	-40.7%	523,062	(309,917)	NM
Equity Results	(439)	(2)	NM	(439)	77	NM
Operating Result	**(319,218)**	**694,677**	**NM**	**(951,844)**	**2,132,739**	**NM**
Financial Income (Expense), net	401,653	(134,144)	NM	(4,865,449)	(1,743,794)	179.0%
Income (Loss) Before Income Taxes	**82,435**	**560,533**	-85.3%	**(5,817,293)**	**388,945**	**NM**
Current Income and Social Contribution Taxes	(17,591)	(53,418)	-67.1%	(95,537)	(178,621)	-46.5%
Deferred Income and Social Contribution Taxes	(5,480)	(71,039)	-92.3%	17,579	(30,986)	NM
Net Income (Loss) Before Non-Controlling Interests	**59,364**	**436,076**	-86.4%	**(5,895,251)**	**179,338**	**NM**
Non-Controlling Interests From Smiles	42,540	84,367	-49.6%	92,877	296,611	-68.7%
Net Income (Loss) After Non-Controlling Interests	**16,824**	**351,709**	-95.2%	**(5,988,128)**	**(117,273)**	**NM**
Income (Losses) Per Preference Share After Non-Controlling Interests	**0.047**	**0.989**	-95.2%	**(16.828)**	**(0.330)**	**NM**
Income (Losses) Per Common Share After Non-Controlling Interests	**0.018**	**0.481**	-96.3%	**(6.525)**	**(0.167)**	**NM**
Number of Shares at The End of The Period (MM)	**355.8**	**355.7**	0.0%	**355.8**	**355.7**	0.0%

Consolidated Balance Sheet

(R$ Thousands)	12/31/2020	12/31/2019	% Var.
ASSETS	**12.814.136**	**15.298.446**	**-16.2%**
Current Assets	**3.245.351**	**4.927.377**	**-34.1%**
Cash And Cash Equivalents	662.830	1.645.425	-59.7%
Short-Term Investments	628.343	953.762	-34.1%
Restricted Cash	355.769	304.920	16.7%
Trade Receivables	739.699	1.229.530	-39.8%
Inventories	195.638	199.213	-1.8%
Recoverable Income Taxes	186.955	309.674	-39.6%
Advances For Suppliers	318.769	142.338	124.0%
Derivatives	12.526	3.500	257.9%
Other Current Assets	144.822	139.015	4.2%
Noncurrent Assets	**9.568.785**	**10.371.069**	**-7.7%**
Long-Term Investments	992	-	NM
Restricted Cash	188.838	139.386	35.5%
Deposits	2.058.455	1.968.355	4.6%
Advances For Suppliers	89.701	48.387	85.4%
Recoverable Income Taxes	318.404	174.142	82.8%
Deferred Taxes	53.563	59.809	-10.4%
Other Noncurrent Assets	34.338	991	NM
Derivatives	116.283	143.969	-19.2%
Investments	815	1.254	-35.0%
Property, Plant And Equipment	4.960.288	6.058.101	-18.1%
Intangible Assets	1.747.108	1.776.675	-1.7%
Liabilities and Shareholders' Equity (Deficit)	**12.814.136**	**15.298.446**	**-16.2%**
Current Liabilities	**10.398.216**	**10.362.600**	**0.3%**
Short-Term Debt	2.353.279	2.543.039	-7.5%
Leases	1.317.008	1.404.712	-6.2%
Suppliers	1.612.536	1.286.275	25.4%
Suppliers - Forfaiting	-	554.467	NM
Salaries	334.670	396.010	-15.5%
Income Taxes Payable	73.614	116.523	-36.8%
Landing Fees	907.958	728.339	24.7%
Advance Ticket Sales	2.050.799	1.966.148	4.3%
Mileage Program	1.258.502	1.009.023	24.7%
Advances From Customers	27.897	16.424	69.9%
Provisions	169.381	203.816	-16.9%
Derivatives	5.297	9.080	-41.7%
Other Current Liabilities	287.275	128.744	123.1%
Noncurrent Liabilities	**16.182.979**	**12.041.263**	**34.4%**
Long-Term Debt	7.623.687	5.866.802	29.9%
Leases	6.267.184	4.648.068	34.8%
Suppliers	32.658	10.142	222.0%
Taxes Payable	32.362	84	NM
Mileage Program	322.460	171.651	28.5%
Provisions	1.353.515	1.053.240	87.9%
Deferred Taxes	219.634	244.041	NM
Derivatives	-	11.270	NM
Other Noncurrent Liabilities	331.479	35.965	NM
Shareholders' Equity (Deficit)	**(13.767.059)**	**(7.105.417)**	**93.8%**
Capital Stock	3.009.436	3.008.178	0.0%
Advance For Future Capital Increase	1.180	584	102.1%
Treasury Shares	(62.215)	(102.543)	-39.3%
Capital Reserves	207.246	225.276	-8.0%
Equity Valuation Adjustments	(577.369)	188.247	NM
Accumulated Losses	(16.985.370)	(10.996.413)	54.5%
Non-Controlling Interests	640.033	571.254	12.0%

Consolidated Cash Flow

(R$ Thousands)	4Q20	4Q19	% Var.	2020	2019	% Var.
Net Income (Loss) for the Period	**59,364**	**436,076**	**-86.4%**	**(5,895,251)**	**179,338**	**NM**
Adjustment to Reconcile Net Loss to Cash From Operating Activities						
Depreciation and Amortization	400,762	458,544	-12.6%	1,870,552	1,727,982	8.3%
Allowance (Reversal) for Doubtful Accounts	497	4,663	-89.3%	1,095	5,668	-80.7%
Provisions for Legal Proceedings	69,643	50,177	38.8%	288,803	195,465	47.8%
Provision for Inventory Obsolescence	94	2,136	-95.6%	702	2,168	-67.6%
Recovery of out-of-date credits	126,675	-	NM	-	-	NM
Present Value of Assets and Liabilities	14,890	10,604	40.4%	63,493	10,604	NM
Deferred Taxes	5,480	71,039	-92.3%	(17,579)	30,986	NM
Equity Results	439	2	NM	439	(77)	NM
Share-Based Payments	6,446	8,590	-25.0%	23,430	40,725	-42.5%
Sale-Leaseback	(439,351)	-	NM	(551,942)	-	NM
Actuarial Losses on Post-Employment Benefit	2,653	4,907	-45.9%	10,677	4,907	117.6%
Exchange and Monetary Variations, net	(787,305)	(268,756)	192.9%	3,135,515	399,174	NM
Short and Long-Term Investments Variation	-	(6,790)	NM	-	-	NM
Interest on Loans, Leases and Amorti. of Cost and Goodwill	470,209	329,513	42.7%	1,545,847	1,126,527	37.2%
Provision and Amortization for Aircraft and Engine Return	(149,585)	(37,613)	297.7%	(58,702)	231,821	NM
Provision (reversal) for reduction of maintenance reserve	186,856	130,797	42.9%	186,856	75,451	147.7%
Write-off Guarantee and Maintenance Deposits	(117,310)	-	NM	-	-	NM
Result Of Derivatives Recognized In Results	63,951	(116,879)	NM	732,398	22,022	NM
Unrealized Hedge Results - ESN	137,882	110,452	24.8%	(374,994)	(40,717)	NM
Termination of Obligation Due to Contractual Term Reduction	(125,592)	(13,352)	NM	(125,592)	(275,921)	-54.5%
Provision for Labor Obligations	227,710	280,320	-18.8%	227,710	280,320	-18.8%
Write-Off of Property, Plant and Equipment and Intangible Assets	4,977	16,294	-69.5%	96,594	152,017	-36.5%
Provision for loss on advances from suppliers	31,486	161,228	-80.5%	31,486	161,228	-80.5%
Loss on investment funds	110,796	-	NM	-	-	NM
Other Provisions	(61,916)	(2,564)	NM	(7,416)	(14,602)	-49.2%
Adjusted Net Result	**108,257**	**1,423,554**	**-92.4%**	**1,184,121**	**4,315,086**	**-72.6%**
Changes in Operating Assets and Liabilities:						
Trade Receivables	47,564	(59,142)	NM	498,901	(384,147)	NM
Short-Term Investments	(237,543)	134,205	NM	(6,320)	162,167	NM
Inventories	3,985	(6,714)	NM	2,873	(21,240)	NM
Deposits	12,608	(206,086)	NM	(52,016)	(399,345)	-87.0%
Recoverable Taxes	(69,490)	(128,030)	-45.7%	(21,543)	(27,147)	-20.6%
Variable leases	18,731	-	NM	18,731	-	NM
Suppliers	55,915	1,950	NM	392,236	(232,021)	NM
Suppliers – Forfaiting	-	(5,036)	NM	(143,010)	188,771	NM
Advance Ticket Sales	244,869	(19,402)	NM	84,651	292,161	-71.0%
Mileage Program	20,350	81,881	-75.1%	400,288	161,821	147.4%
Advances From Customers	7,908	1,884	319.7%	11,473	(153,543)	NM
Salaries	(100,535)	(97,820)	2.8%	(289,050)	(253,074)	14.2%
Landing Fees	127,532	39,940	219.3%	179,619	172,039	4.4%
Taxes Receivables	42,574	68,409	-37.8%	82,716	179,706	-54.0%
Derivatives	(29,547)	(124,074)	-76.2%	(779,462)	(167,556)	NM
Advances to Suppliers	(99,478)	(21,446)	NM	(238,627)	(305,906)	-22.0%
Legal and Aircraft Returns Payments	(102,383)	(108,689)	-5.8%	(301,297)	(317,591)	-5.1%
Other Credits and Obligations, net	319,744	43,475	NM	444,990	(48,851)	NM
Interest Paid	(73,197)	(42,539)	72.1%	(619,557)	(470,794)	31.6%
Income Taxes Paid	(44,721)	(53,170)	-15.9%	(95,781)	(229,460)	-58.3%
Net Cash Flows From (Used in) Operating Activities	**253,143**	**923,150**	**-72.6%**	**753,936**	**2,461,076**	**-69.4%**
Restricted Cash	8,449	176,985	-95.2%	(100,301)	377,826	NM
Short-Term Investments of Smiles	(225,842)	40,654	NM	271,935	(501,607)	NM
Advances for Property, Plant and Equipment Acquisition, net	(5,098)	8,614	NM	(96,537)	(30,804)	213.4%
Aircraft Sale	448,482	-	NM	448,482	348,389	28.7%
Return of Advances to Suppliers	(63,362)	-	NM	73,600	-	NM
Acquisition of Property, Plant and Equipment	5,679	(311,263)	NM	(501,416)	(872,570)	-42.5%
Acquisition of Intangible Assets	(16,083)	(22,332)	-28.0%	(63,993)	(75,845)	-15.6%
Net Cash From (Used in) Investing Activities	**152,225**	**(107,342)**	**NM**	**31,770**	**(754,611)**	**NM**
Loan and Financing Funding	1,087,416	321,704	238.0%	2,933,529	2,194,662	33.7%
Loan Payments	(987,045)	(223,124)	NM	(3,748,239)	(793,537)	NM
Lease Payments	(274,259)	(393,992)	-30.4%	(1,058,692)	(1,617,677)	-34.6%
Repurchase of treasury shares	-	(102,417)	NM	-	(102,417)	NM
Derivative operations premium payments	-	(4,300)	NM	-	(407,322)	NM
Dividends And Interest Equity Paid to Non-Controlling Interest	(49,138)	(1,092)	NM	(63,949)	(210,242)	-69.6%
Subscription Bonus	-	3,116	NM	-	12,250	NM
Capital Increase	1,180	28,950	-95.9%	1,180	31,526	-96.3%
Shares to Issue	-	(27,759)	NM	674	584	15.4%
Net Cash Used in Financing Activities	**(243,646)**	**(398,914)**	**-38.9%**	**(1,935,497)**	**(892,173)**	**116.9%**
Foreign Exchange Variation on Cash Held In Foreign Currencies	2,354	(30,934)	NM	167,196	4,946	NM
Net Increase (Decrease) in Cash and Cash Equivalents	**164,076**	**385,960**	**-57.5%**	**(982,595)**	**819,238**	**NM**
Cash and Cash Equivalents at Beginning of the Period	**498,754**	**1,259,465**	**-60.4%**	**1,645,425**	**826,187**	**99.2%**
Cash and Cash Equivalents at The End of the Period	**662,830**	**1,645,425**	**-59.7%**	**662,830**	**1,645,425**	**-59.7%**

Glossary of industry terms

- **AIRCRAFT LEASING:** an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
- **AIRCRAFT UTILIZATION:** the average number of hours operated per day by the aircraft.
- **AVAILABLE SEAT KILOMETERS (ASK):** the aircraft seating capacity multiplied by the number of kilometers flown.
- **AVAILABLE FREIGHT TONNE KILOMETER (AFTK):** cargo capacity in tonnes multiplied by number of kilometers flown.
- **AVERAGE STAGE LENGTH:** the average number of kilometers flown per flight.
- ***EXCHANGEABLE SENIOR NOTES* (ESN):** convertible securities.
- **BLOCK HOURS:** the time an aircraft is in flight plus taxiing time.
- **BREAKEVEN LOAD FACTOR:** the passenger load factor that will result in passenger revenues being equal to operating expenses.
- **BRENT:** oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
- **CHARTER:** a flight operated by an airline outside its normal or regular operations.
- **FREIGHT LOAD FACTOR (FLF):** percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
- **FREIGHT TONNE KILOMETERS (FTK):** weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
- **LESSOR:** the party renting a property or other asset to another party, the lessee.
- **LOAD FACTOR:** the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
- **LONG-HAUL FLIGHTS:** long-distance flights (in GOL's case, flights of more than four hours' duration).
- **OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):** operating expenses divided by the total number of available seat kilometers.
- **OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):** operating cost divided by the total number of available seat kilometers excluding fuel expenses.
- **OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK):** total operating revenue divided by the total number of available seat kilometers.
- **PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK)**: total passenger revenue divided by the total number of available seat kilometers.
- **PDP:** credit for advance payments for aircraft purchases financing.
- **REVENUE PASSENGERS:** the total number of passengers on board who have paid more than 25% of the full flight fare.
- **REVENUE PASSENGER KILOMETERS (RPK):** the sum of the products of the number of paying passengers on a given flight and the length of the flight.
- **SALE-LEASEBACK**: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
- **SLOT:** the right of an aircraft to take off or land at a given airport for a determined period of time.
- **SUB-LEASE:** an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
- **TOTAL CASH:** the sum of cash, financial investments and short and long-term restricted cash.
- **WTI BARREL:** West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
- **YIELD PER PASSENGER KILOMETER:** the average value paid by a passenger to fly one kilometer.

Contacts

E-mail: ri@voegol.com.br
Phone: +55 (11) 2128-4700
Website: www.voegol.com.br/ir

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG's cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 128 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and growth prospects of GOL. These forward-looking statements, which are subject to change without prior notice, reflect mere estimates and projections and are based exclusively on the expectations of GOL's management at the time the forward-looking statements are made. Further, these forward-looking statements depend substantially on external factors, many of which are highly uncertain, including (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators, (ii) developments relating to the spread of Covid-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, (iii) the competitive environment in the Brazilian airline market and government measures that may affect it, (iv) fuel price volatility and (v) the risks disclosed in GOL's filings with the U.S. Securities and Exchange Commission.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "net debt," "total liquidity" and "EBITDA." GOL's management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

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